EQRX, INC.

50 Hampshire Street

Cambridge MA 02139

VIA EDGAR

March 2, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: EQRx, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed February 23, 2023

File No. 333-269973

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, EQRx, Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to March 3, 2023, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact William Collins of Goodwin Procter LLP at (617) 570-1447.

Sincerely,

EQRX, INC.

/s/ Jami Rubin
Jami Rubin
Chief Financial Officer

cc: Melanie Nallicheri, EQRx, Inc.
Dina Ciarimboli, EQRx, Inc.

William Collins, Goodwin Procter LLP

Marianne Sarrazin, Goodwin Procter LLP